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08028361

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 50933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CATALYST FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 MILL PLAIN ROAD
(No. and Street)

DANBURY (City) CT (State) 06811 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) NY (State) 11790 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/08

OATH OR AFFIRMATION

I, STEVEN N BRONSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CATALYST FINANCIAL LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn to before me on this 26 day of Feb 2008

My Commission Expires 9/30/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATALYST FINANCIAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

CATALYST FINANCIAL LLC

INDEX

DECEMBER 31, 2007

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 12, 2008

To the Board of Directors
Catalyst Financial LLC

We have audited the accompanying statements of financial condition of Catalyst Financial LLC. as of December 31, 2007 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Catalyst Financial LLC as of December 31, 2007, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Buckram Securities Ltd. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

John P Comparato

CATALYST FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 105,113
Marketable Securities Owned, At Market Value	1,336,709
Due from Clearing Brokers	64,580
Security Deposit	4,334
	1,510,736
FIXED ASSETS	
Net of Accumulated Depreciation of $47,205	2,015
TOTAL ASSETS	$1,512,751

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 6,850
MEMBERS' CAPITAL	1,505,901
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$1,512,751

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUE	
Trading Profits	$ 88,980
Interest & Dividend Income	67,572
Consulting Income	16,000
Other Income	14,088

TOTAL REVENUE	186,640

EXPENSES	
Occupancy Costs	35,812
Travel & Entertainment Expenses	30,757
Interest Expense	40,021
Professional Fees	51,978
Insurance Expense	14,627
Other Operating Expenses	7,871

TOTAL EXPENSES	181,066

NET INCOME	5,574
	========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES	
Net Income	$ 5,574
Adjustments to reconcile net income to	
Net cash used by operating activities: Depreciation	266
Changes in Operating Assets and Liabilities:	
Decrease - Prepaid Expenses	69,437
Decrease in Marketable Securities Owned	2,371,789
Increase in Due from Clearing Broker	<25,505>
Increase in Accounts Payable and Accrued Expenses	3,400

NET CASH PROVIDED BY OPERATING ACTIVITES	2,424,961
FINANCING ACTIVITIES	
Member Distributions	<2,500,000>

NET DECREASE IN CASH	<75,039>
CASH AT BEGINNING OF PERIOD	180,152

CASH AT END OF PERIOD	105,113
	========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Catalyst Financial LLC (Company) is registered as a broker and dealer is securities under the Securities Exchange Act of 1934.

The Company clears all of its transactions through one security clearing firm. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 1503-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

The following is a summary of significant accounting policies followed by Company.

a. Securities Transactions

   Securities transaction and related revenues are recorded in financial statements on a settlement-date basis; all transactions are reviewed and adjusted on a trade-basis for significant amounts.

b. Depreciation and Amortization

   Fixed assets are stated as cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for both book and income tax purposes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, Uniform Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2007 the Company has net capital of $1,209,795 which was $1,109,795 in excess of the amount required. The Company's net capital ratio was .01 to 1.

NOTE 3 – INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow directly to the stockholder. Therefore, no provision for federal and state corporate taxes has been made.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION CREDIT RISK

As a securities broker, the Company is engaged in various trading and brokerage activities on a principle and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agents or counterparts do not fulfill their obligations of the transaction.

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. Sale of securities not yet purchased represent an obligation of the company to deliver specified equity securities at a future date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation which is recorded in the balance sheet at its current market value, as described above, may be in excess of amount recognized in the statement of financial condition.

CATALYST FINANCIAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total Ownership Equity	$ 1,505,901
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	$ 1,505,901
Deductions and/or Charges:	
Non-Allowable Assets	6,348
Net Capital Before Haircuts on Securities Position	$1,499,553
Haircuts and Blockage on Securities Positions	289,758
Net Capital	$1,209,795
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	6,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	100,000

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2007 Focus Part II Filing.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Catalyst Financial LLC

We have examined the financial statements Catalyst Financial LLC for the year ended December 31, 2007 and have issued our report therein dated February 12, 2008. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which included the procedure for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for the customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Catalyst Financial LLC as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

The report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John C Compact

END